Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of a video posted on Charter Communications, Inc.’s internal website on June 16, 2015 of a discussion between the Chief Executive Officers of each of Time Warner Cable Inc. and Charter Communications, Inc.

Segment 1: A Long Tenure in Cable
Rob Marcus (RM): Welcome to another episode of Wireside Chats. We’re actually going to break new ground today as we have our first non-Time Warner Cable guest in the history of Wireside Chats. It’s a pleasure to be joined this afternoon by Tom Rutledge, the Charter Communications CEO. Tom thanks for doing this.
Tom Rutledge (TR): Thanks Rob.
RM: It’s really great that this early in the process we get an opportunity to have you share some thoughts about the deal, about your plans for the combined company with our team. I’m sure they’ll enjoy the opportunity to hear from you and get to know you a little bit.
Before we get to questions, I do want to say congratulations of course, but also to say thanks. It’s been a winding process, a long saga - not always entirely smooth. But, at the end of the day, you and your team have been absolutely fabulous in getting to this place and I really do appreciate it, so thanks.
Maybe we’ll start with a kind of a get to know you question.
For those that don’t know you maybe you can share a little bit about how you got here, how your career evolved and how you ended up at Charter.
TR: Well as the first, non-Time Warner employee to do this show, I have to state that I’ve spent more time in cable working for Time Warner than anybody. And so…
RM: It’s a homecoming of sorts.
TR: It is. You know I got into cable as a teenager actually. I was eighteen, I had…when I graduated from high school, a friend and I hitchhiked around Europe and the Middle East, and my father got sick and I came home. And then I hitchhiked around the United States and Canada, and he got progressively more ill and I was keeping in check and came home. And he knew an insurance agent who was insuring a brand new start-up cable company. And so, I needed to be home, and I went to work for that cable company as a service technician. Actually, my first title was grunt. Which means ground in German and my job was to assemble taps and I threw them into the air to the linemen. And actually because it was a new cable company, we built it from the ground up and it was a relatively small company but it was state-of-the-art. Twelve channels, but we used dual-twelve channels, so we were a high-capacity cable system. And this was 1972, and we were gonna get the Pittsburgh franchise and…
RM: Probably nothing to fill up those 24 channels at the time.
TR: It was…we had off-air channels and we got Johnstown to come into Pittsburgh Channel 6, I remember, and Steubenville, Ohio. There were no pay services, no satellite signals and we had a local origination channel. And so this was a…ended up being a 3,000 subscriber cable system and we had our own studio and we hired a local radio personality. His name was Jazzbo Collins, and Jazzbo would come in and do a show. But that was all we had, was one show. And, so I…
RM: We only have one show at Wireside Chats, also.
TR: Yeah, so I started going to school then and I worked on and off for that company during that time. And I graduated in ’77 with a degree in Economics and I actually was going to go into HR. And I saw a job for a cable manager and I applied to it and it was ATC, which became the predecessor company of Time Warner Cable. And you know, I had this technical background but that isn’t actually why I went to school. But they hired me and I became a manager trainee. And they were investing in sort of the future of cable and were trying to create a new class of managers. And one of the big issues that they were looking for were people with political skills because they wanted to do franchising. I actually didn’t come from that background but there were a bunch of people hired in that era. I moved all over the country.
RM: Where was your first stop at ATC?
TR: North Versailles [vur-SAYLZ], which everywhere else would be North Versailles [vər-SY], but in Pittsburgh it’s North Versailles. It was an 8,000 subscriber cable system, which was typical of the systems back then. And you know, I think ATC had 600,000 customers when I was hired.
So it was a real interesting time. My first general management job, so I went to North Versailles, then I went to Levittown as Assistant Manager - Levittown was near Philadelphia. And I did some franchising there and I was very young, I mean. We were just throwing people at the industry essentially. And we had so much growth prospects that we couldn’t go everywhere simultaneously.
And then I went to Delaware County, which was Suburban Philadelphia Media and I became General Manager. And, interestingly, it was an overbuild, and they were kind of rare then. During the morning, you know, we would be building a cable system, and then we had to create customers, and then we had to service a cable system, and then at night I would go franchising. And there lots of little communities throughout the suburbs of Philadelphia and I would be selling the company, essentially, and the city would vote. And that was an interesting experience.
Then I went, and then it got sold, and so I’m sure we’ll talk about the emotions about being sold. You know, I was upset that the company was sold and I went to Albany. And then, the company decentralized and I left Albany and became the President of Portland, Maine.

So time is passing, years are passing and then I went to Austin. And by this time I was, I had done well and had, because of the background I came from and the business, I knew the operations. I actually knew how the plant worked and I was always a marketing-oriented, growth-oriented manager. And the reason I was, was because my first experience was this overbuild. And when you have real competition every day, you think about every kind of way to compete. How you build the plant. How you service the plant. How you take care of the customers.
So that was sort of my learning experience and the other thing about it that was interesting was, because it was so weird, other managers in the company stayed away from it. And I was sort of on my own and that gave me some confidence that I could ultimately compete, and gave me the sense that this business could be a great business and that we could win in the marketplace.
RM: Came in handy years later when you had to deal with FiOS as basically the first guys, when you were at Cablevision.
TR: It did. And I knew exactly what I wanted to do as I saw them coming and it doesn’t mean competition is easy or that people can’t beat you at different times. But we have a great business in my view and we have great capacity, and we just need to take advantage of it. And we can grow our business and I’ve felt that way all along.
I mean by the time I got to Austin, we had multichannel video providers. MMDS I guess…but it was microwave. And they had 36 channels on microwave so you know, it was beginning to come and then satellite was beginning to come. So I’m telling a long story because it is a long history.
I came into corporate as a regulatory strategist.
RM: Is that so? I never heard that story.
TR: Yeah, so the ’92 Act had been written and I was in Austin. And I read the whole Act and I read all the rulemaking and I came up with an operational strategy to take the company forward. Because you remember, they rolled the rates back.
RM: I remember.
TR: And it was devastating to the industry for a while. And then I…and so we did a thing we called the Texas Two-Step, was the way it was named internally in Time Warner. And it was a way of taking a la carte for some services and selling them under the rules, and at the same time being rate regulated under other parts of the rules. But it allowed us to continue to grow and fund the upgrading of the plant which we were doing then.
RM: Right.
TR: Then I did negotiating social contracts with the FCC…
RM: Oh yes.

TR: And then the company sent me to Harvard to…and were grooming me for an executive management position. And then I became an EVP and then I became President. And then AOL bought the company.
And that was a disruptive time and I wasn’t really happy with the way things were going. I thought we had a great business, and that cable was the jewel in the whole business. They didn’t see it that way. And I didn’t think I was going to be happy in that environment and then I left. And I didn’t know where I was going to go - that’s how dissatisfied I was. So I ended up at Cablevision, which I really enjoyed. And that was a great opportunity. It kinda looked like Time Warner, only it was regional.
RM: Right.
TR: Had a national programming businesses and regional sports businesses, newspaper, retail strategy with the Wiz, which was a big New York-area retailer like a Best Buy, and the company did well.
RM: First time I’ve ever heard the Wiz touted as a major part of the strategy.
TR: You know the Wiz, interestingly, it made no money as a retail business; but as a way of distributing modems and doing self-installations, Cablevision pioneered that and they did that before I arrived.
RM: Yes. The theory actually worked?
TR: It did work. So the store, while it made no money…
RM: Yes.
TR: If you take the value of Cablevision’s penetration and how quickly they got to deep data penetration and look at the cash that that business generates, you could argue that The Wiz paid for itself. So it was an interesting strategy. They owned a chain of movie theaters too.
RM: Yes, I remember.
TR: So it was a multimedia sort of experience and I had a lot of fun doing it. But I still believe that the cable business is the best part of all of these businesses. And I think we have a tremendous future. And so, when Cablevision didn’t buy Insight and Time Warner did, you may recall before Insight was sold, Cablevision had bought Bresnan.
RM: Yes.
TR: And which was our first foray out of New York and a project we called “Green Acres” - the guys from New York were going to the country. And so I realized that Cablevision, for its own reasons, wasn’t going to expand its cable footprint and when Charter became available to me as CEO, I decided I wanted to do it. And the reason I thought I wanted to do it was not actually to end up where we are right this second - although, I did think about it - I thought, this is a great cable asset but it’s been through a hard time. But I still believe we have the best physical assets that, properly constructed and properly managed, are better than anything out there. I think we can have better TV than satellite and phone companies. We can have faster data networks. We can have better voice services. And our wireless products I think are the future. And so, all of that was true at Charter and yet, it was low penetrated because satellite had been successful against them. The company had actually gone bankrupt…
RM: Right.
TR: …and underinvested. And I thought what better opportunity, if you believe...
RM: Right.
TR: …in the business, you want to go to the worst place possible and try to fix it up.
RM: Yes.
TR: You create the most value and Charter has created a lot of value.
RM: Yes.
TR: So here we are today.
Segment Two: The TWC-Charter Combination
RM: You’ve been at least thinking about a Time Warner Cable-Charter combination for a couple of years.
TR: Right.
RM: What do you find so compelling about this combination that kind of made it like your Moby Dick.
TR: One, I think it’s a great business, and so the more of it you can have in one, the more of a great business it is. I mean that’s the simplest part of it. But, you know, I think we have a different kind of future than the past - a better one, in fact. But it’s going to require different kinds of investment - at scale. As pure play cable operators, which is what this new company is really. I mean we’ll have some regional sports channels but, fundamentally, the company is a pure play cable company.
You know we’ve had a lot of pressure from programming prices. We have not controlled those costs, which has put pressure on our customers. I think that some of the institutional forces that created that are going away to some extent with over-the-top television. On the other hand, we built a great broadband business but, as an industry, because we kept our legacy analog business and tried to morph into digital at the same time, our satellite competitors actually have better perceptions in the eyes of consumers then we do. And yet we have the better network and we have the capability. And in order to get it in a position to unleash all of its power, we need more investment. And we need that investment at scale; we need to get the right prices for equipment - set-top boxes, modems. And then the cloud-based infrastructure is going to create all the new products we’re going to sell going forward. And, therefore, be able to sell at lower prices and drive more customer relationships. And customer relationships are where the value in the business comes from. We have this physical network, the more things we attach to it, the lower the cost of each customer is going forward.
RM: Absolutely.

TR: So the deeper we can penetrate, and the faster we can penetrate, the more value we can create for the consumer and ourselves. While any cable company, in my view, can be successful on its own, because the inherent nature of the architecture is superior. If done at scale, we can compete against the great powers in the world…the Verizons and the AT&Ts and the Comcast and others. And even the edge-providers - the Googles and the Apples, who are very large companies. I think we need to be large to ensure our future.
Segment Three: Reflecting on TWC’s Recent Performance
RM: I’m going to touch on something that’s a little sensitive, but I think our people kind of have to hear it from you. When you guys initially made your early, unsolicited offers to acquire Time Warner Cable, you guys were fairly public in your criticism of Time Warner Cable - our strategy, our operational execution. My point in raising it is not to dwell on that - that’s water under the bridge - but rather to give you an opportunity to comment on the current state of Time Warner Cable, which I would argue is very different than you’ve had an opportunity to witness. So I’d be interested to get your take on Time Warner Cable as it exists today, in 2015, as opposed to late-2013 when this saga began.
TR: Well, just let me say, I always loved Time Warner Cable and as a child of it, I could…I was critical of it but it was out of deep respect for what the company is and what it was and what it can be, what it is.
You know I think you guys have been through a very difficult situation. I mean you had a sale and a whole transition process and then it failed. And yet, at the same time, you’ve really performed really well during that whole period. So just the process of managing an acquisition like you went though and then, at the same time, throw up really good metrics.
The metrics comes first, and the money follows. And there’s always an issue of how that works and how you sell yourself while you’re doing that to Wall Street. You know, we are public companies. Shareholders have different time horizons then we do necessarily. Sometimes, you know in my view, we should always go for long-term value but, in order to do that, you have to sell it to people. Your investors have to understand it. And, you know, I think in some ways you had the luxury of not having to do that and, at the same time, you did the right thing and you had a great result. And it’s very impressive and everyone in the company should be proud.
RM: Well I’m certainly proud of the team and I’m glad to hear that you’ve taken notice of what our crew has accomplished over a pretty tough period of time.
TR: Oh it is. It’s very disruptive, these kinds of things.
RM: By their very nature, as much as we try to keep things steady, they’re distracting.
TR: But the best thing anybody can do is just do what they do, and do it well.
RM: And needless to say, as we’ve now entered into this next phase, what we’ve impressed upon our people is the need to continue to knock the ball out of the park. Continue to stick to our plan and until we cross that finish line of getting the deal done, priority one is to continue to put those metrics up. And that in turn will undoubtedly start ringing the cash register and…
TR: Well it’s what we want. It’s, you know, you’re creating value now and in the future, and the whole thing about this transaction is to make the future better for everyone involved.
RM: Yes.
TR: And we can. And what it gives us is scale that allows us to be a better company.
Segment Four: The Charter Operating Strategy
RM: What I’ve heard you say many times is that you have a very firm belief in the proven Charter operating strategy. Maybe you, just at a high-level, because I’m sure there will be plenty of opportunity for you to get into details with our team about this, but maybe the high-level components of what you think of as the Charter operating strategy would just be helpful to get a feel for.
TR: Well really it comes down to the customer and how do you create customers and how do you create value in a company. My view is we have a very powerful network but because of our history we kept analog on it. And, at the same time, didn’t invest fast enough in digital and that’s not just true of Time Warner - it’s true of the whole cable industry and every part of it. And parts of it that I’ve been responsible for too, so I’m guilty for parts of this as well.
I think when you unleash the power of the network by taking it all digital and stand up a better cable TV service with two-way interactive services on every outlet. And use your network to be better than what your competitors can be in video, and use your network that you’ve freed up from analog to take your speeds up and your thru-put up on data. And use your capabilities in telephony to make it essentially an application to data at a very low cost. Put that all together into a package that’s more valuable than a customer can assemble by themselves from satellite, DSL and a phone company. And sell your products that way, fully-featured and rich. You’ll extend the life of your average customer, and so we can actually afford to be a quality organization if we can extend the life of our customers.
So what’s a quality organization? It means that we invest in training; we pay good wages; we, as a result of that, have better craft - meaning all the work we do is better, which improves the customer experience. And if the customer is more satisfied, their average tenure extends. Which means that for the same dollar of revenue, you have less transactions. So you can have higher cost per people through higher quality and still save money by having less transaction activity.
RM: Yes.
TR: So less service calls and so forth.
RM: And less customer acquisition costs.
TR: And less customer acquisition costs because you have less leakage. All that is a very happy circumstance, and so, but in order to get it, you have to be quality-focused and customer-focused. And take everything about you that’s good and give it to the customer. And give it to them upfront. And that means, when you do promotional pricing to entice people to switch - and it’s hard to get people to switch. Because don’t forget, if they left us six years ago to go to satellite and we were an analog service and they had bought a flat-screen TV…
RM: And that’s what they remember.
TR: …that’s what they remember, exactly. So, us overcoming that inertia is going to be a real challenge. So first things first, you’ve gotta go for being the best and being high-quality. And we know that we’re better and then selling ourselves through time - and it takes time - and convert people back to us by having the best products available. And that…it’s really quite simple. Now, it’s simple to say, there’s a lot of moving parts. This company is going to have 90,000 people.
RM: Yes.
TR: And being coordinated and being uniform and having, having your products work the same way, everyway, everywhere. Those are management challenges all throughout the organization that we’ll have to work on. But I’m confident we will and be successful.
RM: Let me shift gears to the business services opportunity for a second. One of the things we’re particularly proud of is the growth we’ve generated in business services over the last, really, four or five years. And it’s an area where we still see a whole lot of growth ahead of us, even independent of the transaction. But, one of the things I’ve found exciting about consolidation in this business is the opportunity to unlock incremental value in business services and the idea of putting together Time Warner Cable, Charter and Bright House really holds out a fair amount of additional opportunity in business services. How do you think about that?
TR: Well, no, I agree. I don’t know Time Warner’s numbers as well as I know Charter’s but so like proportionally in Charter, enterprise services is about $700 million business.
RM: OK, for us we’re roughly, this year, a little over $3 billion.
TR: Right, so bigger. Way bigger. But our proportion of the share of the market is about seven percent. So it’s a $10 billion business inside of Charter’s footprint, which would make that a $35 billion business inside of the new company, at least.
RM: Yes.
TR: And so, at $3 billion, you’re talking ten percent penetration. So it’s an under-penetrated business and so a huge opportunity for us to bring quality, competitive telecommunications products to businesses. And it’s an area that’s underserved and it’s one of the things I’ve committed to, as part of this transaction, is to build out more business parts and to build out some speculative construction like we did in the residential business.

RM: We actually do a lot of that, you know; we call it proactive build. But we build before we have a customer, as opposed to letting the sales process lead and the build follow.
TR: Right, so we haven’t really - you know at Cablevision we were doing that - at Charter we are just beginning to do it. But the notion I have is that, look this is an underserved marketplace, it hasn’t been historically that competitive. The CLECs of the world compete for the very largest customers and the rest of the business has not been that competitive.
RM: Yes.
TR: And we historically built our networks to serve residences so there are big swaths of our footprint - our historic footprint - that are unserved and there’s a huge opportunity for us there.
Segment Five: The Combined Company Structure
RM: I’m sure that our troops are thinking a lot about what the combined company’s organization will look like. I know it’s premature to get into that, but perhaps you can share a little bit about how you’re structured at Charter, in that it may provide somewhat of a preview of what the combined company would look like. And then I would just ask if you have a timetable that you think will govern how you see arriving at a post-deal org structure.
TR: Right. You know actually, we’re quite similarly situated now in terms of field organizations and call care center organizations, which is the bulk of the company. So we have plant management and transaction management at the regional level and area level. And don’t forget; you know as we merge the company, there’s no overlap between those parts so all of those functions need to exist everywhere as they do today. And the same is true of call centers. We’re a big proponent of building new call centers because over the years a lot of the cable companies, Charter and Time Warner both, have outsourced a portion of the calls - a substantial portion.
RM: Yes.
TR: Back to that quality argument. You know, I think it’s worth hiring more people, and having bigger call centers and more of them. And virtualizing them so that our services [are] high-quality and uniform everywhere in the country, and using that as a way to drive quality into the business. So we’ll be expanding the call center footprint with new facilities. And so I think most of the existing function will continue to exist as it is, plus what we expand onto it.
RM: Sounds like a lot of opportunity for people from all three organizations.
TR: You know, it is. Just in the three years I’ve been at Charter, when I came we had 18,000 people. We now have 25,000. So we’ve hired a lot of people in call centers but also in the field, as well. And corporate, and everywhere. But the bulk of the population that we’ve hired has been call centers and the in-house use of personnel in field work, too, and less reliance on contractors.
RM: Yes.

TR: And as a result of that, it’s all part of the quality process of unleashing our capabilities as a cable company. And you know, if you put that in proportion on Time Warner Cable, it would mean that we would hire another 20,000 people and so I think…
RM: Those are big numbers.
TR: They are big numbers and it takes time to do it, too. It takes time to build facilities. You have to train people. And you have to keep your business going while you’re doing it, but I’m confident we can do all that.
RM: I think we’re just about ready to wrap up but I want to give you an opportunity just to share any other thoughts you may have with our Time Warner Cable team.
TR: I think we have a great future as an industry and I look forward to working with everyone here and making that happen.
RM: And we look forward to working with you to make this thing a reality.
TR: Alright.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter Communications, Inc. (“Charter”), expects to file a registration statement on Form S- 4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable, Inc. (“Time Warner Cable”) that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Charter’s, Time Warner Cable’s and Bright House’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter’s ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter’s and Time Warner Cable’s respective filings with the SEC, including Charter’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Charter and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.